Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2013 and 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corporation's ability to continue as a going concern.

“DMCL”
DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 21, 2014

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2013	2012

ASSETS
Current assets
Cash		$99,655	$518,489
Receivables	4	26,628	42,357
Prepaid expenses		15,930	17,982
		142,213	578,828
Non-current assets
Reclamation deposits		337,900	337,900
Equipment	5	22,246	33,790
Exploration and evaluation assets	6	32,988,113	32,898,866
		33,348,259	33,270,556

TOTAL ASSETS		$33,490,472	$33,849,384

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$19,419	$194,310

Non-current liabilities
Deferred tax liabilities	9	213,200	219,678

TOTAL LIABILITIES		232,619	413,988

EQUITY
Share capital	10	48,642,413	48,642,413
Share-based payment reserve	11	6,153,639	6,035,603
Deficit		(21,538,199)	(21,242,620)

TOTAL EQUITY		33,257,853	33,435,396

TOTAL LIABILITIES AND EQUITY		$33,490,472	$33,849,384

Nature and continuance of operations (Note 1)
Subsequent event (Note 16)
Commitment (Note 8)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2013	2012

Operating expenses
Consulting		$-	$2,000
Depreciation	5	10,117	10,893
Director fees	12	-	4,000
Investor relations		22,635	128,561
Legal and audit		32,545	45,874
Management fees	12	72,500	198,000
Office and general		144,188	275,070
Stock-based compensation	10, 12	118,036	-
Travel and promotion		283	22,174
		400,304	686,572

Other (income) loss
Exploration property impairments	6	20,887	11,740
Interest expense	12	-	7,144
Forgiveness of debt	12	(51,000)	-
Gain on sale of assets		(572)	-
Interest income		(5,388)	(5,856)
		(36,073)	13,028
Loss before income taxes		364,231	699,600

Deferred income tax (recovery) expense	9	(68,652)	(380,398)

Loss and comprehensive loss for the year		$295,579	$319,202

Loss per share — basic and diluted	10	$(0.00)	$(0.00)
Weighted average number of shares outstanding — basic and diluted	10	90,373,493	81,032,321

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at January 1, 2012		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash — private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued — private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	48,642,413	6,035,603	(21,242,620)	33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
		90,373,493	48,642,413	6,035,603	(21,538,199)	33,139,817
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	$48,642,413	$6,153,639	$(21,538,199)	$33,257,853

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2013	2012

Operating activities
Loss for the year	$(295,579)	$(319,202)
Adjustments for:
Depreciation	10,117	10,893
Exploration property impairments	20,887	11,740
Income tax recovery	(68,652)	(380,398)
Forgiveness of debt	(51,000)	-
Stock-based compensation	118,036	-
Gain on sale of assets	(572)	-
Interest income	-	(5,856)
Changes in non-cash working capital items:
Receivables	40,864	241,997
Prepaid expense	2,052	9,643
Trade payables and accrued liabilities	(67,516)	(12,783)
Net cash flows used in operating activities	(291,363)	(443,966)

Investing activities
Expenditures on exploration and evaluation assets	(129,470)	(412,611)
Proceeds on sale of equipment	1,999	-
Interest income	-	5,856
Net cash flows used in investing activities	(127,471)	(406,755)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	-	1,132,680
Net cash flows used in financing activities	-	1,132,680
Change in cash	(418,834)	281,959
Cash, beginning	518,489	236,530

Cash, ending	$99,655	$518,489

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2013 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on March 21, 2014 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Certain of the comparative figures have been reclassified to conform to current year's presentation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company's financial statements include:

-	the assessment of the Company's ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Exploration and evaluation expenditures (cont'd)

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black—Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

The Company records any adjustments on modification of warrants directly in equity.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Financial instruments (cont'd)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company's assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company's common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Restoration and environmental obligations (cont'd)

The Company's estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company's accounting policy for exploration and evaluation assets.

At December 31, 2013 and December 31, 2012, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

New accounting standards adopted

The following standards, amendments and interpretations have been adopted by the Company as of January 1, 2013. There was no material impact on the financial statements as a result of the adoption of these standards, amendments and interpretations:

(i)	IFRS 10 Consolidated Financial Statements;
(ii)	IFRS 11 Joint Arrangements;
(iii)	IFRS 12 Disclosures of Interests in Other Entities; and
(iv)	IFRS 13 Fair Value Measurement.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

3.	Accounting standards issued but not yet effective

New interpretation IFRIC 21 “Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities. Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014.

4.	Receivables

	December 31,	December 31,
	2013	2012
Goods and Service sales tax	$1,493	$10,254
British Columbia mining tax credits	25,135	31,326
Other receivable	-	777
	$26,628	$42,357

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2012	$30,230	$28,809	$61,984	$121,023
Additions	-	-	-	-
At December 31, 2012	30,230	28,809	61,984	121,023
Disposals	(9,900)	-	-	(9,900)
At December 31, 2013	20,330	28,809	61,984	111,123

Depreciation:
At January 1, 2012	23,815	15,657	36,868	76,340
Charge for the year	1,925	3,945	5,023	10,893
At December 31, 2012	25,740	19,602	41,891	87,233
Charge for the year	1,209	4,736	4,172	10,117
Disposals	(8,473)	-	-	(8,473)
At December 31, 2013	18,476	24,338	46,063	88,877

Net book value:
At December 31, 2012	$4,490	$9,207	$20,093	$33,790
At December 31, 2013	$1,854	$4,471	$15,921	$22,246

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

6.	Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2011	2012	2012	2013	2013
Mineral property interests	$179,500	$-	$79,500	$-	$179,500
Assays and testing	2,047,194	3,522	2,050,716	1,576	2,052,292
Claims renewal / staking	440,962	12,641	453,603	3,902	457,505
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,451	170	1,256,621	-	1,256,621
Exploration data management	912,534	788	913,322	4,100	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	110,205	-	110,205	861	111,066
Geological and engineering services	8,399,319	251,097	8,650,416	51,482	8,701,898
Geophysical services	740,386	-	740,386	3,129	743,515
Metallurgy	3,673,446	60,476	3,733,922	27,880	3,761,802
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,509,126	29,443	1,538,569	28,903	1,567,472
Transportation	2,579,714	16,523	2,596,237	7,742	2,603,979
Cost recovery	-	-	-	(56,480)	(56,480)
Property impairments	(119,347)	(11,740)	(131,087)	(20,887)	(151,974)
BC refundable mining tax credits	(1,866,330)	(9,238)	(1,875,568)	(25,135)	(1,900,703)
Federal non-refundable mining tax credits, net of valuation allowance	(344,869)	221,510	(123,359)	62,174	(61,185)
	$32,323,674	$575,192	$32,898,866	$89,247	$32,988,113

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

6.	Exploration and evaluation assets (cont'd)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada acquired at a cost of $337,900. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2013, the Company incurred costs totalling $129,575 (2012 - $374,660) on the Turnagain mineral claims.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two claims and let the two other claims expire, as a result, the Company impaired $5,619 in exploration costs. There was no work completed on this property during the year ended December, 2013 (2012 - $Nil).

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. In February 2013, these claims expired and as a result, the Company impaired $5,495 in staking fees and $9,032 in camp and transportation costs.

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Opal Lake, West Tuya, Tuya North and Nickel Valley properties. In March 2013, all the claims, with the exception of Nickel Valley, expired and as a result, the Company impaired $6,360 in staking fees.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2013	2012
Trade payables	$2,539	$70,910
Amounts due to related parties (Note 12)	-	51,000
Accrued liabilities	16,880	72,400
	$19,419	$194,310

8.	Lease obligations

Lease obligations relate to the Company's rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company's minimum lease payments is as follows:

	December 31,	December 31,
	2013	2012
Payable not later than one year	$51,363	$104,037
Payable later than one year and not later than five years	89,885	286,102
	$141,248	$390,139

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of the Company's income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Loss before income taxes	$364,231	$699,600

Statutory tax rate	25.8%	25.0%
Expected income tax recovery at the statutory tax rate	$(93,789)	$(174,900)
Permanent differences	46,440	55,509
Tax rate changes	21,321	-
Other	(42,624)	(261,007)
Income tax expense (recovery)	$(68,652)	$(380,398)

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2012	$(4,977,879)	$4,126,846	$73,307	$30,184	$365,196	$(382,346)
Charged (credited) to net loss	185,763	202,730	2,722	(10,817)	-	380,398
Credited to assets	-	-	-	-	(221,510)	(221,510)
Charged to equity	-	-	-	3,780	-	3,780
At December 31, 2012	(4,792,116)	4,329,576	76,029	23,147	143,686	(219,678)
Charged (credited) to net loss	55,823	25,064	5,523	(10,324)	(131,782)	(55,696)
Credited to assets	-	-	-	-	62,174	62,174
At December 31, 2013	$(4,736,293)	$4,354,640	$81,552	$12,823	$74,078	$(213,200)

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA's interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. On February 24, 2014 the Company provided the CRA with a settlement offer for their consideration. Any recovery of additional METC, if received, will be recorded in the period received.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

9.	Income taxes and mining tax credits (cont'd)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31,	December 31,
	2013	2012
Federal investment tax credits	$542,537	$413,813

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal Investment Tax Credit Losses
2025	$25,187
2026	92,277
2027	58,467
2028	237,882
2029	128,724
$542,537

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2013 there were 90,373,493 issued and fully paid common shares (December 31, 2012 — 90,373,493).

There were no share issuances during the fiscal year ending December 31, 2013.

Private placements

On March 2, 2012, the Company completed a private placement for 3,043,333 units at a price of $0.18 per unit for gross proceeds of $547,800. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.25 per share for a period of two years. The intrinsic value of the warrants issued as part of this private placement was $39,989, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $9,000 and 50,000 share purchase warrants valued at $3,637. These costs were offset against the gross proceeds. The agent's warrants are exercisable into one common share at $0.25 for two years.

On November 27, 2012, the Company completed a private placement for 10,000,000 units at a price of $0.06 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.08 per share for a period of three years. The intrinsic value of the warrants issued as part of this private placement was $200,000, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $6,120.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd)

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $295,579 (December 31, 2012 - $319,202) and the weighted average number of common shares outstanding of 90,373,493 (December 31, 2012 — 81,032,321).

Diluted loss per share did not include the effect of 7,657,000 stock options and 13,093,333 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2013 and 2012 are as follows:

	Year ended		Year ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	5,492,000	$0.44	7,499,500	$0.47
Options granted	2,650,000	0.10	-	-
Options expired	(485,000)	1.00	(217,500)	1.02
Options forfeited	-	-	(1,790,000)	0.46
Options outstanding, ending	7,657,000	$0.29	5,492,000	$0.45
Options exercisable, ending	7,657,000	$0.29	5,442,000	$0.44

Details of options outstanding as at December 31, 2013 are as follows: zf

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10 - $0.25	1.38 years	2,650,000
$0.26 - $0.50	0.85 years	5,007,000
$0.29	2.23 years	7,657,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd)

Stock options (cont'd)

There were 2,650,000 stock options granted during the year ended December 31, 2013 (2012 - Nil). During 2013, stock-based compensation in the amount of $118,036 was recorded in operating expenses. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Expected life of options	2.98 years	-
Annualized volatility	118%	-
Risk-free interest rate	1.27%	-
Dividend rate	-	-

Warrants

On December 19, 2013 the Company re-priced 1,137,778 warrants from $0.25 to $0.08 and extended the term from January 27, 2014 to March 2, 2016 and 955,555 warrants from $0.25 to $0.08 and extended the term from March 2, 2014 to March 2, 2016. The incremental fair value of $21,484 was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Expected life of options	2.20 years	-
Annualized volatility	104%	-
Risk-free interest rate	1.13%	-
Dividend rate	-	-

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2013 and 2012 are as follows:

	Year ended		Year ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,093,333	$0.12	5,463,000	$0.33
Warrants issued	-	-	13,093,333	0.12
Warrants expired	-	-	(5,463,000)	0.33
Warrants outstanding, ending	13,093,333	$0.09	13,093,333	$0.12

At December 31, 2013 and 2012, all warrants outstanding were exercisable.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd) Warrants (cont'd)

Details of warrants outstanding as at December 31, 2013 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	1.80 years	12,093,333
$0.25	0.01 years	1,000,000
$0.09	1.81 years	13,093,333

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2013	2012
Directors of the Company and of its subsidiaries (Note 7)	$-	$51,000
	$-	$51,000

These amounts are the following transactions with counsecured, non-interest bearing and have no fixed terms of repayment.

At December 31, 2013, a director of the Company forgave $51,000 in accrued management fees which were outstanding at December 31, 2012.

Related party transactions

The Company incurred mpanies that are controlled by directors of the Company.

	Years ended
	December 31,	December 31,
	2013	2012
Interest expense on unsecured loan	$-	$7,144
Director fees	-	4,000
	$-	$11,144

In July 2012, a director of the Company advanced $175,000 to the Company under a promissory note bearing interest at 10% per annum. The promissory note and accrued interest of $7,144 was repaid in full in December 2012.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

12.	Related party transactions (cont'd)

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2013	2012
Exploration and evaluation expenditures (capitalized)	$4,100	$89,500
Management fees	72,500	198,000
Stock-based compensation	84,629	-
	$161,229	$287,500

13.	Supplemental cash flow information

Investing activities included in trade payables and accrued liabilities:

	December 31,	December 31,
	2013	2012
Expenditures on exploration and evaluation assets	$105	$52,553

14.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

14.	Financial instruments and financial risk management (cont'd)

Liquidity risk (cont'd)

The following is an analysis of the contractual maturities of the Company's non-derivative financial liabilities as at December 31, 2013:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$2,539	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2013	2012
Cash	$99,655	$518,489
Loans and receivables:
Reclamation deposits	337,900	337,900
	$437,555	$856,389

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2013	2012
Non-derivative financial liabilities:
Trade payables	$2,539	$121,910

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

14.        Financial instruments and financial risk management (cont'd)

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 — Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at December 31, 2013 and 2012:

	As at December 31, 2013
	Level 1	Level 2	Level 3
Cash	$99,655	$-	$-

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash	$518,489	$-	$-

15.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company's ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.